Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

February 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc. (“Dynegy” or the “Company”)
Amendment No. 2 to Schedule 14A filed January 27, 2011 by
Seneca Capital International Master Fund, L.P. et al.
File No. 001-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2011 with respect to the above-referenced Amendment No. 2 to Schedule 14A (“Amendment No. 2”), filed with the Commission on January 27, 2011.

Concurrently with the submission of this letter, Seneca Capital has filed through EDGAR Amendment No. 3 to its consent statement on Schedule 14A (“Amendment No. 3”). For your convenience, we have hand delivered to the Staff five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made to Amendment No. 2.

Securities and Exchange Commission    February 9, 2011    Page 2

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Amendment No. 3 unless indicated otherwise.

Schedule 14A

Information about Seneca Capital, page 1

1.	Please revise the first sentence and the proxy card to identify the Nominees as participants in the solicitation.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 3 accordingly. Please see page 1 and the first page of the proxy card.

Reasons for the Consent Solicitation, page 4

2.	We note your response to comment 16 in our letter dated January 10, 2011. Please revise the consent statement to briefly summarize the Credit Suisse commentary.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 3 accordingly. Please see page 6.

Proposal 2: Elect Two Directors, page 6

3.	We note your response to comment six in our letter dated January 10, 2011. Please revise or provide support for the following statements:

•

That Canadian National Railway “rewarded investors with a total stockholder return of more than 500% compared to the S&P 500 return of 24% and the average total stockholder return of other North American Class I Railroads of 152%;” and

•

That US Power Gen “has driven compelling stockholder returns such that market expectations for current prices of the company’s assets imply a two-to-three times return for US PowerGen founding investors.”

Response: We acknowledge the Staff’s comment. On February 8, 2011, we filed with the Commission a letter (the “February 8th Letter”) and supplemental materials that contain the support requested. Please see Appendix A to the February 8th Letter.

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

4.	Please revise the beneficial ownership table and Seneca’s Schedule 13D, or advise us as to whether Seneca Capital beneficially owns the 500,000 shares of Dynegy stock owned by Mr. Harrison. It appears that Seneca and the Nominee have agreed to act together for the purpose of holding and voting the shares in order to approve the consent solicitation. Refer to Rules 13d-3 and 13d-5(b)(1).

Securities and Exchange Commission    February 9, 2011    Page 3

Response: We acknowledge the Staff’s comment and have revised Amendment No. 3 accordingly. Please see pages 23 and 25. In response to the Staff’s comment, we are also filing with the Commission Amendment No. 11 to our Schedule 13D to include Schedule 13D disclosure regarding Mr. Harrison’s holdings of Dynegy common stock. Mr. Harrison is filing with the Commission a Schedule 13D as well.

Annex B: Certain Information Concerning the Participants in the Solicitation, page B-1

5.	We note that Mr. Harrison owns 500,000 shares of Dynegy stock. Please revise to include all of the information required by Item 5, such as the dates and amounts of the purchases. Refer to Item 5(b)(1)(vi) of Schedule 14A.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 3 accordingly. Please see page B-1 of Annex B.

6.	We note that Mr. Hunter commits to own 300,000 shares of Dynegy stock during his tenure on the Dynegy board. Please revise to further describe this arrangement or understanding. Refer to Item 5(b)(1)(viii) of Schedule 14A. For example, revise to clarify whether the arrangement is a verbal, non-binding commitment to purchase up to 300,000 shares only if he is elected to the board.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 3 accordingly. Please see page B-1 of Annex B.

Securities and Exchange Commission    February 9, 2011    Page 4

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By:   /s/ Douglas A. Hirsch

        Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
adel.aslanifar@lw.com